Mail Stop 04-06

      April 22, 2005

Via facsimile to (949) 362-2300 and U.S. Mail

Mr. William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, CA  92656

Re:   	Smith Micro Software, Inc.
      Item 4.01 Form 8-K filed on April 21, 2005
      File No. 000-26536

Dear Mr. Smith:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 21, 2005
1. We note that Deloitte & Touche LLP will resign upon completion of the review of your interim financial statements to be included your
Form 10-Q for the quarter ended March 31, 2005. Please note that, at such time as the review is completed and the relationship has actually terminated, an additional Item 4.01 Form 8-K will be required. The Form 8-K should address all of the disclosures required by Item 304 of Regulation S-K and an updated letter from the former accountant, filed as Exhibit 16, should be provided along with the filing. Supplementally, confirm to us your intentions in this regard.

      ********

       Please amend your filings, as needed, and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

********
      Any questions regarding the above should be directed to me at
(202) 942-1987, or in my absence, to Robert Benton at (202) 942-
1811.

Sincerely,


Tamara Tangen
      Staff Accountant


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Smith Micro Software, Inc.
April 21, 2005
Page 2